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SECURITIES [illegible] ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65235

RECEIVED JUN 18 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dau/Wetherly Financial LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 650
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M Russo (505) 573-1856
(Area Code – Telephone No.)
Vicky Schiff (310) 773-0074

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

725 South Figueroa (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Day /Wetherly Financial LP, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RUTZEL M. CASTILLO
Commission # 1350615
Notary Public - California
Los Angeles County
My Comm. Expires Apr 9, 2006

Signature

Financial Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
2049 Century Park East
Los Angeles, California 90067

Phone: (310) 277-0880
Fax: (310) 284-7970
www.ey.com

Report of Independent Auditors

The Partners
DAV-Wetherly Financial, L.P.

We have audited the accompanying statement of financial condition of DAV-Wetherly Financial, L.P. (the Partnership) as of December 31, 2003. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

April 28, 2004

DAV-Wetherly Financial, L.P.

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	102,092
Fees receivable		1,748,750
Prepaid commissions		10,000
Total assets	$	1,860,842
Liabilities and partners' capital		
Accrued expenses	$	950
Commissions payable		259,609
Total liabilities		260,559
Partners' capital		1,600,283
Total liabilities and partners' capital	$	1,860,842

See accompanying notes to statement of financial condition.

1. Organization

DAV-Wetherly Financial, L.P. (the Partnership), a California limited partnership, was formed on July 3, 2001, to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC (WM)	1% General Partner
Wetherly Capital Group, LLC (WCG)	99% Limited Partner

Pursuant to the Limited Partnership Agreement, distributions as well as Partnership profits and losses are allocated to the Partners in accordance with the Partner's respective interests.

The Partnership is exempt from the special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that Rule.

The Partnership is a member of both the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

Method of Accounting

The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States. The Partnership's fiscal year-end for tax and financial reporting purposes is December 31.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when acquired.

2. Summary of Significant Accounting Policies (continued)

Fees Receivable and Commissions Payable

Fees receivable consists of earned but unpaid fee revenues which will typically be collected within 24 months of being earned. Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services, which is generally over the term of the related contract.

Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. At December 31, 2003, no allowance for doubtful accounts has been recorded.

Income Taxes

For federal and state income tax reporting purposes each partner will report its share of taxable income or loss on its separate tax return. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership is subject to the net capital requirements of the National Association of Securities Dealers, Inc. (NASD) and the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The NASD and the Commission

3. Net Capital Requirements (continued)

requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Partnership had net capital of approximately $101,002, which was $83,623 in excess of the amount required to be maintained at that date. The ratio of net capital to aggregate indebtedness was 38.8%.

4. Related Party Transactions

Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis based on an Expense Sharing Agreement between the Partnership and WCG dated July 30, 2002. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership.

During 2003, the Partnership collected $33,750 of fees on behalf of WCG, and WCG paid $224,141 of commissions and other expenses on behalf of the Partnership. The Partnership has recorded a noncash contribution of capital by WCG to reflect these transactions in the accompanying financial statements.